Exhibit 99.1

Ecopetrol S.A.’s Board of Directors Approves Membership of its Committees

Ecopetrol S.A (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) hereby reports that its Board of Directors has appointed the following positions:

•	President of the Board of Directors: Luis Guillermo Echeverri
•	Vice President of the Board of Directors: Carlos Gustavo Cano

In addition, the Board of Directors has approved the membership of its committees, which will be as follows:

Audit and Risk Committee

•	Sergio Restrepo
•	Hernando Ramírez
•	Santiago Perdomo
•	Juan Emilio Posada

Business Committee

•	Carlos Gustavo Cano
•	Hernando Ramírez
•	Sergio Restrepo
•	Juan Emilio Posada
•	Esteban Piedrahita

Corporate Governance and Sustainability Committee

•	Esteban Piedrahita
•	Carlos Gustavo Cano
•	Orlando Ayala
•	Juan Emilio Posada
•	Luis Guillermo Echeverri

Compensation and Nomination Committee

•	Juan Emilio Posada
•	Santiago Perdomo
•	German Quintero
•	Esteban Piedrahita

HSE Committee

•	Hernando Ramírez
•	Carlos Gustavo Cano
•	German Quintero

Note:	Director presiding each Committee is in bold.

Bogotá D.C., April 30, 2019

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co